PUBLIC

OD 5/30/14

[redacted]

SECURI 14040618 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAY 30 2014

Washington DC 405

SEC FILE NUMBER
8- 52511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-13 (MM/DD/YY) AND ENDING 03-31-14 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC DBA CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 STATE ROUTE 18 - SUITE 3000

(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816. (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD BUCKNER 732-214-2645

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATARAMAN, CPA.

(Name – *if individual, state last, first, middle name*)

14 COURTSIDE LANE (Address) PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 6/5/14

SEC-DC

OATH OR AFFIRMATION

I, Ronald H. Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LESGOTRADE, INC. DBA CHOICETRADE, as of MAY 28, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CELIA M. LUBUCCHIARO
Notary Public - State of New Jersey
No. 2336985
My Commission Expires ~~November 10, 2010~~ 8-11-16

Celia M. Lubucchiaro
Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31

	2014	2013
ASSETS		
Current Assets:		
Cash	$62,700	$144,465
Clearing Firm Accounts	133,591	132,794
Other Receivables	103,052	96,420
Prepaid Expenses (Note 2)	14,288	16,882
Other Current Assets	257,668	226,560
Total Current Assets	571,299	617,121
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2014 and 2013 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	5,745	5,745
Software Development Costs net of Accumulated Amortization of $528,847 in 2014 and $483,217 in 2013 (Note 1,11)	0	45,630
Total Other Assets	5,745	51,375
TOTAL ASSETS	$577,044	$668,496
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	42,279	27,339
Accrued Expenses	24,464	17,635
Other Current Liabilities (Note 8)	0	0
Total Current Liabilities	66,743	44,974
Stockholders' Equity:		
Common Stock (Note 6,7,10)	265,443	265,443
Preferred Stock (Note 10)	40	40
Additional Paid - in Capital	3,700,864	3,700,864
Retained Earnings	(3,456,046)	(3,342,825)
Total Stockholders' Equity	510,301	623,522
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$577,044	$668,496

See Independent Auditor's Report and Notes to the Financial Statements.

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31

	2014	2013
ASSETS		
Current Assets:		
Cash	$62,700	$144,465
Clearing Firm Accounts	133,591	132,794
Other Receivables	103,052	96,420
Prepaid Expenses (Note 2)	14,288	16,882
Other Current Assets	257,668	226,560
Total Current Assets	571,299	617,121
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2014 and 2013 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	5,745	5,745
Software Development Costs net of Accumulated Amortization of $528,847 in 2014 and $483,217 in 2013 (Note 1,11)	0	45,630
Total Other Assets	5,745	51,375
TOTAL ASSETS	$577,044	$668,496
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	42,279	27,339
Accrued Expenses	24,464	17,635
Other Current Liabilities (Note 8)	0	0
Total Current Liabilities	66,743	44,974
Stockholders' Equity:		
Common Stock (Note 6,7,10)	265,443	265,443
Preferred Stock (Note 10)	40	40
Additional Paid - in Capital	3,700,864	3,700,864
Retained Earnings	(3,456,046)	(3,342,825)
Total Stockholders' Equity	510,301	623,522
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$577,044	$668,496

See Independent Auditor's Report and Notes to the Financial Statements.